Semper Paratus Acquisition Corporation
767 Third Avenue, 38th Floor
New York, NY 10017

VIA EDGAR

October 28, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf and Katherine Bagley

Re:	Semper Paratus Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed October 27, 2021

File No. 333-260113

Dear Mr. Fetterolf and Ms. Bagley:

Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 28, 2021, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 submitted to the Commission on October 27, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 4 to the Registration Statement on Form S-1 with the Commission through EDGAR.

Amendment No. 3 to Registration Statement on Form S-1 submitted October 27, 2021

Risk Factors

Risks Relating to our Securities

“Our warrant agreement will designate the courts of the State of New York or the Unite States District Court . . .”, page 60

1.

We note your response to comment 2, as well as your amended warrant agreement filed as Exhibit 4.4. We note that the carveout to Section 9.3 of your warrant agreement states that "the federal district courts of the United States of America shall . . . be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act . . . ." We also note that your disclosure on pages 60 and 61 of Amendment No. 1 to Registration Statement on Form S-1 filed October 22, 2021 does not discuss this part of your exclusive forum provision and instead states that "any action, proceeding or claim . . . including under the Securities Act, will be will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York . . . ." Please revise to ensure that the description of the exclusive forum provision in your filing is consistent with the provision in your filed warrant agreement.

In response to the Staff’s comment, we have revised Section 9.3 of the Warrant Agreement so the exclusive forum provision therein is consistent with the description of the exclusive forum provision in the Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Benjamin Richie and Katherine Bagley

Re: Semper Paratus Acquisition Corporation

October 28, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Philippe Kurzweil
Philippe Kurzweil Chief Financial Officer
Semper Paratus Acquisition Corporation

cc:	Ari Edelman, Esq.
Eric Klee, Esq.